中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)326(JY)

04036589

27th August, 2004

SUPPL

RECEIVED
2004 AUG 31 A 11:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 26th August, 2004 published in Hong Kong for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

Jason C.W. Yeung
Company Secretary

South China Morning Post

Date 27 AUG 2004

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

(the "Company")

(Stock Code: 2388)

ANNOUNCEMENT

REORGANISATION OF BANK OF CHINA

SUMMARY

With the approval of the State Council of the People's Republic of China, BOC has been reorganised into a joint stock company with limited liability in the People's Republic of China and is also renamed "Bank of China Limited中國銀行股份有限公司" on 26 August 2004.

Pursuant to the Reorganisation, Huijin becomes the owner of the entire equity interest in BOC and, acting on behalf of the State, has become the ultimate controlling shareholder of the Company by virtue of its interest in BOC immediately after the Reorganisation.

THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED.

The Board of Directors (the "Board") of the Company announces that on 26 August 2004, it was informed by Bank of China, the Company's controlling shareholder, that with the approval of the State Council of the People's Republic of China, Bank of China has been reorganised into a joint stock company with limited liability in the People's Republic of China (the "Reorganisation") and is also renamed "Bank of China Limited 中國銀行股份有限公司" ("BOC") on 26 August 2004. Pursuant to the Reorganisation, Central Huijin Investment Company Limited (中央匯金投資有限責任公司) ("Huijin") becomes the owner of the entire equity interest in BOC. Huijin is a wholly state-owned investment holding institution approved by State Council of the People's Republic of China to assume the rights and obligations of the equity owner on behalf of the State. BOC together with its subsidiaries are beneficially interested in approximately 65.97% of the issued share capital of the Company. Accordingly, Huijin, acting on behalf of the State, has become the ultimate controlling shareholder of the Company by virtue of its interest in BOC immediately after the Reorganisation.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 26 August 2004

As at the date hereof, the Board comprises the following Directors:

* Mr. XIAO Gang *(Chairman)*
* Mr. SUN Changji *(Vice-chairman)*
Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Madam YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*

Senior Adviser to the Board:
Mr. NEOH Anthony Francis